January 17, 2007

John Voris, Chief Executive Officer
HAPC, Inc.
350 Madison Avenue, 20th Floor
New York, NY 10017

      Re: **HAPC, Inc.**
                  Proxy Statement on Schedule 14A
                  Filed December 7, 2006
                  File No. 000-51902

Dear Mr. Voris,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We are not able to locate disclosure discussing how the company will operate going forward should the transaction close. For instance, there is no disclosure of the use of the remaining proceeds of the trust by the post combination company. Are there any plans to grow the post merger company to provide other services? Considering this is the first time investors are able to review disclosure related to an actual operating company, please revise your disclosure to give investors a better understanding of the intentions of the company going forward.

Letter to Stockholders

2.   Please add the current market price for the common stock, warrants and units. Each discussion of the approximate conversion price should also state the current market price. In addition, we note that the conversion price is greater than the current market price of the common stock. Add appropriate disclosure regarding the potential risk to the company.

Summary of the Material Terms of the Acquisition, page i

3.   We note the disclosure in the third bullet point that $140,000,000 will be paid to I-Flow in cash or a combination of cash and a promissory note. It is not clear how you could pay the noted amount in only cash. In the appropriate section, please revise to clarify.

4.   We note your statement that in the event this proposal is not approved, it is likely that HAPC will have insufficient time and resources to pursue an alternative acquisition target and will likely be forced to liquidate after April 18, 2006. If it is likely the company will not have the resources to continue its search, please explain why the company would not liquidate until after April 18, 2006.

Questions and Answers, page 1

5.   In the answer to question 15, please revise to briefly clarify that any liquidation and dissolution would be executed pursuant to Delaware law, which would cause a delay in the distribution of proceeds.

Summary, page 5

6.   The disclosure on pages 5 and 6 appear identical to that on pages 53 and 54. Repetition does not enhance disclosure and the summary section is not meant to merely repeat disclosure elsewhere word for word. Please revise your summary section accordingly. Also, please consider revising your disclosure that appears on pages 53-55 to provide more detail if available.

7.   Revise your disclosure to clarify who retains the option to elect the floating rate of LIBOR plus 5.5% or the Base rate plus 4.5% calculated on a 360 day basis. In addition, define 'Base rate', and the means by which an investor can locate this rate.

8.   When discussing the interests of HAPC officers and directors in the acquisition, clarify the value of the common stock owned by officers and directors based upon the current market price and clarify the amount they paid for their stock. Also, clarify whether any units, common stock or warrants were purchased in the aftermarket.

9.   Clarify whether any employment agreements or arrangements have been entered into or agreed to with respect to the officers and directors.

10.   Clarify how the amount to be paid to FTN Midwest will be determined.

11.   Clarify whether any finders' fees have been or will be paid.

Risk Factors, page 15

12.   In risk factor two, please revise to clarify if there is a circumstance where they could receive more than $6.00 per share.

13.   Please revise risk factor 13 to clearly discuss the risk applicable to you if you lose your Medicare supplier number instead of saying it will result in a material adverse effect.

14.   It is not clear how risk factor 19, the risk associated with interpretations of law, is a risk specific to you. It appears to be a risk that affects companies in and outside of your industry. Please revise to clarify how the risk is specific to you.

15.   Risk factor 21 implies that you currently have a lead over your competitors. In the appropriate section, please revise to substantiate the disclosure that you have a "lead" on your competitors.

16.   Risk factor 24 appears to be a generic risk that could apply to any business. Please remove.

Proposal 1, page 27

17.   In your background disclosure, please revise to briefly discuss the efforts made to pursue other companies.

18.   Provide a more detailed discussion of the contacts made with various principals and intermediaries in your search for a target business. Clarify when such contacts were made.

19.   We note that you received an invitation to participate in a private solicitation process held by I-Flow on April 27, 2006. Clarify when initial contact was made between the parties. Clarify who initiated contact. If I-Flow initiated contact, clarify how they were made aware of HAPC. Provide a more detailed discussion of the communications between the parties, preliminary or otherwise, and the timing of such communications. We may have further comment.

20. On page 28, we note the reference to experts that assisted you in your investigation. Please revise to identify the experts, disclose the fees they received, and discuss any information they provided you.

21. We note that on June 28, 2006, you participated on a call to discuss management's financial projections. Please revise to clarify which management team the projections originated from.

22. Please revise to clarify if you were aware of the other bids placed for InfuSystem.

23. We note the disclosure on page 39 of your IPO prospectus that you would obtain a fairness opinion. We note that you placed bids prior to receiving any fairness opinion or valuation. Please revise to clarify if at any point you were bound by any of the bids if accepted. Please revise to clarify if management made a valuation determination of the target prior to placing bids.

24. Clearly disclose all interests of the HAPC directors and officers on page 29.

25. In the first bullet point on page 29, please revise to quantify the nominal value paid by the initial securities holders for their securities. Also, we note the disclosure that because of a possible increase or decrease in market prices it would be impossible to determine what the financial impact of the merger will be. Please revise to clarify, however, that since the prices for which they acquired such securities were nominal, it would appear they would profit regardless of a drop in price.

26. Please revise to include all the shares you issued at nominal prices when discussing the interest of your insiders throughout this document.

27. Please revise to discuss the purpose of the grant of stock to Sean McDevitt and Pat LaVecchia here or provide a cross reference to such disclosure.

28. In discussing the interest of your insiders throughout this document, please revise to disclose the purchases of warrants by Messrs. McDevitt and LaVecchai that were agreed upon prior to your initial public offering.

29. On page 29, we note that FTN may receive a "fee in an amount to be agreed" once the transaction is closed. Please revise to clarify how this is consistent with your disclosure on page 38 of your IPO prospectus which disclosed that no fees would be payable to FTN or its affiliates.

30. On page 30, we note the disclosure that you believe that InfuSystem should be able to leverage its "strong position in the sector." Please revise to clarify

your use of the term "strong position" and substantiate the claim that the target is in such position.

31.   Please revise to provide the basis for the disclosure on page 30 that InfuSystem has margins that "are superior to many other competitors and that [they] will be able to sustain these margins."

32.   We note that the net income for the last nine months have decreased when compared to the same period in 2005. Please revise to discuss that here and clarify how you reconcile that with the positive disclosure on pages 29 and 30.

The Stock Purchase Agreement, page 34

33.   In this section, please revise to clarify how much of the cash from the trust will remain for use by the resultant company.

34.   Revise to disclose the working capital adjustments impacting the purchase price, based on the financial statements of InfuSystem as of the most recent balance sheet date. Disclose the components of the adjustments and consider providing a table showing each calculation. Explain the effect on the purchase price in the event these clauses result in adjustments. If the ultimate amount of the purchase price adjustment is expected to be materially different, discuss and provide appropriate explanation.

35.   We note the amount to be borrowed is between $55 and $75 million. We also note that you are required to make interest payments and the debt matures in four years. Please revise to discuss, based on current financial information, the ability of the post merger company to make the periodic payments and the payment due at maturity.

36.   We note that the debt used to finance the business combination is secured by the assets of InfuSystem. Please revise to clarify if there are sufficient assets to cover the full amount of the debt.

37.   On page 35, we note that there are covenants and other agreements in the promissory note that require compliance. To the extent that such covenants are material and specific, please revise to briefly discuss them.

38.   We note that there are a number of fees to be paid to insiders, I-Flow, and other parties in addition to the purchase price. Please revise to aggregate those additional payments so that investors can fully understand the cost associated with this transaction.

39.   We note the requirement of "sufficient cash" at the top of page 39. Please revise to quantify and explain such necessity. Clarify if that means

InfuSystem would not have enough cash on hand to continue as a going concern without a cash infusion by you or your subsidiary.

40.   Provide a more detailed discussion of the amended and restated services agreement and the license agreement. Clarify the material terms.

BNY Capital Markets, Inc. Fairness Opinion, page 44

41.   We note that there is no disclosure throughout this document that discusses the valuation of the target. Please revise to clarify if management determined a value for the target or solely relied upon the financial analyses disclosed in the fairness opinion.

42.   **Summarize the projections that were used by BNY in providing the fairness opinion.**

43.   **Clarify that the estimates provided in this section were used for valuation purposes only and that investors should not place undue reliance upon the estimates.**

44.   In discussing the discounted cash flow analysis, please revise to clarify if management believes that the disclosed multiples and discount rates used in this analysis are reasonable. Also, please revise to disclose the origins of the estimated terminal values and earnings through 2010 and clarify if they are reasonable based on the current financial information that is available so that investors can fully understand the analysis and valuation ranges.

45.   Please revise to discuss the implications of the three ranges of enterprise value disclosed for the discounted cash flow analysis.

46.   We note the selected companies analysis disclosure on page 46. Because enterprise value is a determined by market capitalization, which is in turn affected by revenues and profits, please revise to disclose the revenues and profits for the companies and compare them to those of the target so that investors can determine if they are reasonably comparable. Also, please provide similar disclosure for the companies listed in your selected acquisitions analysis.

Proposal 3, page 52

47.   We note that portions of the certificate of incorporation would no longer appear to apply post-business combination (see for example section 5, paragraphs A through E). Clarify whether and/or when the certificate of incorporation will be amended to remove these provisions.

48.   The disclosure regarding failures to vote on pages 52 and 25 are not consistent. Please revise to reconcile.

Information About InfuSystem, page 53

49.   Please revise to clarify if the ambulatory pumps you provide are generic in nature and similar to those provided by your competition.

50.   We note the disclosure that InfuSystem is "one of the largest providers of ambulatory infusion pump management services." Please revise to provide the basis for the noted disclosure.

51.   Please revise to define terms that are technical in nature the first time you use them. For instance, please revise to define the term "ambulatory infusion pumps."

52.   Please revise to provide the basis for the disclosure that "continuous infusion of chemotherapy through ambulatory pumps is increasingly being utilized by oncologist as a preferred treatment."

53.   We note in the reference to several drugs in the first bullet point on page 53. Please revise to clarify if those drugs are primarily administered via continuous infusion.

54.   Please revise to define your use of "managed care lives."

55.   We note that the target owns approximately 14,000 pumps. Please revise to clarify if that means there are currently 14,000 pumps in use by patients. Also, clarify if the billing to the payors requires coordination with physicians that initiate the service.

56.   In the second bullet point, please revise to clarify how you relieve physicians of their "capital commitment" when they own the pump their patient uses. If the physician owns the pump, do you still bill the payor for the use and supplies?

57.   On page 54, we note that your relationships are strong, "as evidenced by its significant renewal rate." Please revise to disclose the renewal rate.

58.   Please revise to elaborate on the additional drugs that could be administered using the target's technology as disclosed on page 54.

59.   Please revise to clarify in the early part of this section that the target's business consists of purchasing the pumps from third parties and reselling them and providing billing services, if accurate. Please revise to clarify if

there are any risks associated with the suppliers supplying competitors. Also, clarify if you conduct any research and development.

60. Please revise to discuss the basis for the belief that InfuSystem is one of the largest domestic purchasers of ambulatory infusion pumps.

61. Please revise to clarify if any of InfuSystem's suppliers are major suppliers and discuss any material supply agreements in place.

62. Please revise to define your use of the term "managed care organizations" and how established contracts make reimbursements easier. Are they the same as "payors"? Also, please revise to discuss the material terms of your typical contract with the managed care organizations.

63. We note the disclosure about the target's competitors under the subcaption "competitors" on page 56. Please revise to substantiate the disclosure concerning the competitors.

64. Please revise to discuss any difficulties with collection of fees from payors, include private and public entities, or advise why such disclosure would not be material.

65. Please revise to provide the disclosure requested by Item 101(c)(xii) of Regulation S-K if applicable.

66. It appears that Blue Cross Blue Shield is a material customer. Clearly disclose the material terms of any material contracts.

Selected Historical Financial Information, page 57

67. Revise your table of operating results included at page 57 to indicate results for the twelve months ended December 31, 2002 and 2001, and the nine months ended September 30, 2006 and 2005, are unaudited. Also, revise your balance sheet data for the corresponding periods to indicate the results are unaudited.

Management's Discussion and Analysis, page 60

68. We believe your MD&A sections for InfuSystem could benefit from expanded "Overview" sections that offer investors an introductory understanding of InfuSystem and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity

of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

69. Please revise to define your use of the term "relevant revenues" as used on page 61.

Interim Results of Operations as of September 30, 2006, page 61

70. On page 62, we note that there were unreimbursed processing cost borne by InfuSystem for services provided to I-Flow. Please revise to clarify you will continue bearing unreimbursed processing cost in future periods.

71. It is not clear why divestiture expenses are discussed in this section. Please revise to clarify.

72. Please revise to provide a discussion of the comparison of net income for all the periods disclosed.

Liquidity and Capital Resources, page 66

73. We note the disclosure that you experienced an increase in cash provided by operating activities due to decreases in accounts receivables and increases in accounts payable. In order to provide investors will a full understanding, please revise to discuss the changes in the two noted accounts.

74. We note that a substantial portion of the change in investing activities was a decrease in purchases of the electronic infusion pumps. Please revise to discuss the reasons behind the decrease in purchases.

75. We note the disclosure in the second paragraph on page 67 that the then current funds are sufficient to provide for operations for the next 12 months. Please revise reconcile that with the disclosure on page 39 referring to the requirement of "sufficient cash."

76. We note the disclosure of the compensation of executive officers on page 70. Clarify whether this was the salary paid in 2006. Consider providing the information from Item 402 of Regulation S-K. Please revise to disclose of the officers listed, which ones would remain with the company following the business combination and their anticipated salaries.

Critical Accounting Policies, Revenue Recognition, page 67

77.　Confirm to us that provisions are made immediately to reduce revenue to the estimated allowable amount per contractual rates with third party payors. If this is the case, revise your policy disclosure to clearly indicate that provisions are recorded simultaneously with revenue recognition.

Information About HAPC, page 71

Management's Discussion and Analysis of Financial Condition, page 72

78.　Please revise to outline your expenses and compare them to the disclosure in the use of proceeds section in your IPO prospectus.

Dissolution and Liquidation if No Business Combination, page 76

79.　At the bottom of page 76, we note that "if HAPC were to expend all of the net proceeds . . . ." Considering all of your outstanding liabilities exceed the cash you have on hand, it would appear that all of the non-trust proceeds have already been expended. Please revise your disclosure accordingly.

80.　On page 78, we note the disclosure that you believe there is "sufficient funds" to fund your dissolution and liquidation. It is not clear how that is the case since your current liabilities exceed the amount of cash outside the trust. Please revise to clarify.

81.　Please revise to clarify if Messrs. McDevitt and LaVecchia are jointly and severally liable for any liabilities that extend to the trust proceeds. Also, please revise to clarify if you are required to bring claims against them to enforce the indemnification arrangement if they either assert they are not able to satisfy the claims or are not liable under the agreement.

82.　On pages 78 and 79, we note the disclosure that the possibility of any claims made against the trust are "significantly reduced." Please revise to quantify the portion of the outstanding liabilities that have executed waivers against the trust account. Also disclose the validity and enforceability of such agreements. If such disclosure contains a legal conclusion, please attribute such opinion to counsel.

Unaudited Pro Forma Condensed Combined Financial Statements, page 80

83.　Disclose your basis for the allocation of the excess of purchase price over net assets acquired to Physician Relationships and Trade Name and Trademarks.

84.   Explain your rationale for amortizing physician relationship costs over twenty years. Include historical experience, as appropriate.

85.   Please explain your basis for pro forma adjustment 7. Tell us how adjusting historical revenues for expected revenues under contemplated agreements meets the requirements of Article 11 of Regulation S-X as it pertains to business combinations. Explain your basis for both the nature and amount of each adjustment. Consider providing discussion of the services agreement supplementally in the narrative or footnotes rather than as an adjustment.

86.   Please explain your basis for pro forma adjustment 11. It is generally not appropriate to eliminate infrequent or nonrecurring items included in the underlying historical financial statements. Tell us the specific nature of the charges, the relevant terms and conditions, and explain specifically how the items are affected by the transaction.

Directors and Management, page 90

87.   We note the introductory paragraph disclosing the InfuSystem management members that will remain. Please revise to clearly list in a tabular format the officers and directors for the combined company.

88.   In the "executive officer and director compensation" disclosure on page 93, it is not clear why the disclosure states that each person "will receive" specific types of compensation. Please revise to clarify. Also, please revise to quantify what each person has received, including reimbursements.

Certain Relationships and Related Transactions, page 95

89.   Please revise to elaborate on the warrants that Messrs. McDevitt and LaVecchia purchased as disclosed on the bottom of page 95. Also identify the party that executed the purchases on their behalf.

90.   Please revise this section to clarify those HAPC individuals that will remain with the company or have some other relationship with the company, include in a consulting or service providing role.

91.   Please revise to include a separate section to disclose the Item 404 of Regulation S-K disclosure that would be required for InfuSystem had it filed its own Form S-1.

Beneficial Ownership of Securities, page 97

92.   Please revise to clarify if the outstanding warrants are included in the disclosure in this section. If not, please advise us of the reason such warrants are not included.

HAPC, Inc. and Subsidiary, Condensed Consolidated Balance Sheets, page F-1

93.   We note the warrants included in the units sold in your initial public offering were classified as equity. Given the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness.   As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please explain, in as much detail as necessary, why you believe that equity classification is appropriate. Also, please tell us how you considered the guidance in EITF 00-19 in accounting for the underwriter purchase option.

Report of Independent Registered Public Accounting Firm, page F-38

94.   The audit report for InfuSystem fails to indicate the city and state where the report was issued. Please revise the report to comply with Article 2-02 of Regulation S-X.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to David Walz at (202) 551-3398. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: